Exhibit 99.3

HUHUTECH Reports 8.6% Revenue Growth for First Half of 2026, with New U.S., Germany, and Singapore Operations Contributing $3.7 Million

Three markets opened within the past 18 months accounted for 34.6% of total revenue; average system integration contract value doubled to $86,719

WUXI, China, September 23, 2026 — HUHUTECH International Group Inc. (Nasdaq: HUHU) (“HUHUTECH” or the “Company”), a system integration provider that designs and implements integrated facility management systems and industrial automation monitoring systems for the optoelectronic, semiconductor, telecom, and logistics industries, today reported financial results for the six months ended June 30, 2026. Total revenues increased 8.6% to $10.67 million from $9.82 million in the prior-year period. Operations in the United States, Germany, and Singapore, none of which generated revenue in the first half of 2025, contributed $3.69 million, or 34.6% of total revenue.

The period was the first full reporting half in which HUHUTECH recognized revenue from five countries. Revenue from the PRC grew 29.4% to $4.97 million. That growth, combined with the $3.69 million contributed by the three newest markets, offset a planned contraction in Japan, where revenue declined to $2.01 million from $5.98 million. The Company completed 104 system integration projects during the half, compared with 220 a year earlier, while the average contract price rose to $86,719 from $42,727, reflecting a shift toward fewer, substantially larger engagements.

Net loss for the half was $16.65 million, or $0.68 per basic and diluted share, compared with a net loss of $8.73 million, or $0.38 per share, a year earlier. Non-cash share-based compensation of $13.87 million and a $2.03 million provision for credit losses together accounted for $15.90 million of the reported loss. Excluding those two items, adjusted net loss was $0.75 million for the first half of 2026. See “Non-GAAP Financial Measure” below.

Yujun Xiao, Chief Executive Officer of HUHUTECH, commented:

“Eighteen months ago, every dollar of our revenue came from two countries. This half, five countries contributed, and our three newest markets delivered $3.69 million while still in their initial roll-out phase. We accepted a lower Japan revnue to fund that build-out, and we are now running larger contracts — the average system integration project we completed in the first half was roughly twice the size of a year ago. The expansion carries real cost, and it shows in our operating expenses. It also puts our engineering teams alongside customers in the regions where new semiconductor and optoelectronic capacity is actually being added.”

First Half 2026 Financial Highlights

(Six months ended June 30, 2026, compared with six months ended June 30, 2025)

●	Total revenues of $10.67 million, up 8.6% from $9.82 million.

●	Revenue from the United States, Germany, and Singapore was $3.69 million, compared with nil in the prior-year period.

●	PRC revenue of $4.97 million, up 29.4% from $3.84 million.

●	Product sales revenue of $1.65 million, up 294.4% from $0.42 million, and 15.4% of total revenue compared with 4.3%.

●	Gross profit of $3.37 million, up 7.3% from $3.14 million. Gross margin of 31.6% compared with 32.0%.

●	Average system integration contract price of $86,719, compared with $42,727.

●	Net loss of $16.65 million, or $0.68 per basic and diluted share, compared with a net loss of $8.73 million, or $0.38 per share. The increase was driven principally by a $5.07 million increase in non-cash share-based compensation and a $2.00 million increase in provisions for credit losses.

●	Adjusted net loss (non-GAAP) of $0.75 million, compared with adjusted net income of $0.10 million.

●	Cash of $3.58 million and working capital of $4.20 million as of June 30, 2026.

●	Gross proceeds of $3.0 million from a registered direct offering completed May 5, 2026.

Revenue

Total revenues were $10.67 million for the six months ended June 30, 2026, an increase of $0.85 million, or 8.6%, from $9.82 million in the prior-year period. Revenue from system integration projects was $9.02 million, a decrease of $0.38 million, or 4.1%, from $9.40 million, and represented 84.6% of total revenue compared with 95.7% a year earlier. The decline reflects the Company’s deliberate contraction of its Japanese operations, partially offset by initial project activity in the United States and Germany, where engagements remained in the early roll-out stage during the period.

Revenue from product sales was $1.65 million, an increase of $1.23 million, or 294.4%, from $0.42 million. The increase was driven by higher hardware content required within system integration engagements during the half.

Revenue by geography was as follows:

(US$)	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
PRC	4,967,410	3,838,722
Japan	2,005,202	5,978,750
United States	2,785,759	—
Germany	782,821	—
Singapore	124,074	—
Total revenues	10,665,266	9,817,472

Gross Profit and Gross Margin

Gross profit was $3.37 million, an increase of $0.23 million, or 7.3%, from $3.14 million. Gross margin was 31.6% compared with 32.0%. Gross profit from system integration projects was essentially unchanged at $3.09 million, with margin improving to 34.2% from 33.0% as the Company reduced its reliance on outsourced engineering. Gross profit from product sales increased to $0.28 million from $0.04 million, with a margin of 17.1% compared with 9.5%, reflecting the mix of hardware required by customers during the period.

Operating Expenses

Total operating expenses were $20.20 million, an increase of $8.45 million, or 71.9%, from $11.75 million.

General and administrative expenses were $19.44 million, an increase of $9.10 million, or 88.1%, from $10.33 million. The increase was attributable principally to a $5.07 million increase in non-cash share-based compensation, a $2.00 million increase in provisions for credit losses, and a $1.80 million increase in consulting and audit fees. On January 13, 2026, the Company issued 1,390,000 ordinary shares under its 2025 Equity Incentive Plan with a fair value of $13.87 million, based on a share price of $9.98 on the approval date. The comparable issuance in the prior-year period was 2,000,000 ordinary shares under the 2024 Equity Incentive Plan with a fair value of $8.80 million.

Selling expenses were $0.55 million, a decrease of $0.35 million, or 38.5%, from $0.90 million, driven primarily by a $0.4 million reduction in advertising expense.

Research and development expenses were $0.21 million, a decrease of $0.31 million, or 60.2%, from $0.52 million, and represented 1.9% of total revenue compared with 5.3%. The decrease was primarily due to reduced R&D headcount. The Company expects to allocate approximately 50% of its IPO proceeds to the construction of a 5,000-square-meter research and development plant in the Xinwu District of Wuxi City, Jiangsu Province, together with equipment for the production of gas supply systems.

Loss from Operations and Net Loss

Loss from operations was $16.83 million compared with $8.61 million. Total other expense, net, decreased to $4,411 from $55,459, principally reflecting a $50,000 reduction in foreign exchange losses and $30,000 of warehouse rental income, partially offset by a $23,000 increase in interest expense.

The Company recorded an income tax benefit of $180,361 compared with an income tax provision of $64,686 in the prior-year period. HUHU China renewed its “high-tech enterprise” tax status in December 2025; the certificate is valid for three years and expires in December 2028.

Net loss was $16.65 million, or $0.68 per basic and diluted share, compared with a net loss of $8.73 million, or $0.38 per share. Weighted average shares outstanding were 24,621,158 compared with 23,018,717.

Balance Sheet and Liquidity

As of June 30, 2026, the Company held cash of $3.58 million compared with $4.43 million as of December 31, 2025, and had working capital of $4.20 million. Total assets were $22.41 million and total shareholders’ equity was $7.48 million, compared with $22.36 million and $7.42 million, respectively, as of December 31, 2025. Accounts receivable, net, were $10.94 million compared with $9.25 million. Total bank loan balances were approximately $4.5 million, and the Company expects to renew the majority of these facilities.

Net cash used in operating activities was $3.36 million compared with $0.52 million in the prior-year period. Net cash used in investing activities was $0.06 million compared with $0.10 million. Net cash provided by financing activities was $2.26 million compared with net cash used of $0.04 million. It included $3.0 million of gross proceeds from the registered direct offering completed on May 5, 2026, consisting of 400,000 ordinary shares priced at $1.50 per share and pre-funded warrants to purchase up to 1,600,000 ordinary shares.

Subsequent to the end of the period, on August 18, 2026, the Company entered into a loan agreement with the Bank of Communications for $221,073 (RMB 1,500,000), maturing August 18, 2027, at a fixed annual interest rate of 2.20%.

Non-GAAP Financial Measure

In addition to results presented in accordance with U.S. GAAP, this release includes adjusted net loss, a non-GAAP financial measure defined as net loss excluding share-based compensation expense and provisions for credit losses. Management uses this measure to assess operating performance across periods without the effect of items that are non-cash or that do not reflect the current-period operating cost of delivering projects. Adjusted net loss should not be considered in isolation or as a substitute for net loss prepared in accordance with U.S. GAAP, and may not be comparable to similarly titled measures reported by other companies. A reconciliation to the most directly comparable GAAP measure is presented below.

(US$)	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Net loss (GAAP)	(16,651,680)	(8,731,241)
Add: Share-based compensation	13,872,200	8,800,000
Add: Provision for credit losses	2,027,423	30,265
Adjusted net (loss) income (non-GAAP)	(752,057)	99,024

About HUHUTECH International Group Inc.

HUHUTECH International Group Inc. (Nasdaq: HUHU) is a professional system integration provider that designs and implements integrated facility management systems and industrial automation monitoring systems for the optoelectronic, semiconductor, telecom, and logistics industries. Through its operating subsidiaries in the People’s Republic of China, Japan, the United States, Germany, and Singapore, the Company delivers customized fixed-price engagements spanning project planning, system coding, hardware installation and configuration, and also supplies related equipment. HUHU China holds a first-class construction enterprise qualification and maintains “high-tech enterprise” tax status in the PRC through December 2028. The Company is headquartered in Wuxi, Jiangsu Province, China. For more information, visit https://ir.huhutech.com.cn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the Company’s expectations for its operations in the United States, Germany and Singapore; the anticipated contraction and future contribution of its Japanese operations; expected construction of a research and development plant in Wuxi and the use of IPO proceeds; anticipated renewal of bank facilities; the expected sufficiency of cash on hand and operating cash flows; and anticipated research and development spending. These statements are identified by words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “will,” and similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. These factors include, among others, the Company’s ability to secure and complete system integration contracts; customer concentration and the collectability of accounts receivable; competitive conditions in the optoelectronic, semiconductor, telecom and logistics end markets; the pace of customer adoption in newly entered geographies; the Company’s ability to obtain and renew bank financing; currency exchange fluctuations and PRC restrictions on the conversion and remittance of RMB; changes in PRC, Japanese, U.S., German and Singaporean law, taxation and trade policy; and the additional risks described under “Item 3.D. Risk Factors” in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Copies are available at www.sec.gov. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Company Contact

Email: ir@huhutech.com

Website: www.huhutech.com

Investor Relations Contact

Matthew Abenante, IRC

President

Strategic Investor Relations LLC

Phone: +1 (347) 947-2093

Email: matthew@strategic-ir.com

Web: www.strategic-ir.com

(Financial Tables Follow)

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

	As of June 30, 2026	As of December 31, 2025
ASSETS
CURRENT ASSETS:
Cash	$3,577,685	$4,428,602
Restricted cash	—	300,296
Short-term investment	55,961	—
Note receivable	—	86,149
Accounts receivable, net	10,935,867	9,249,042
Accounts receivable – a related party	75,862	516,290
Inventories	651,413	1,103,685
Advance to vendors	1,022,219	1,215,220
Prepayments and other assets, net	410,785	295,738
Due from related parties	—	2,292
TOTAL CURRENT ASSETS	16,729,792	17,197,314

Property, plant and equipment, net	3,996,244	4,277,525
Intangible assets, net	23,918	45,115
Deferred tax assets	1,094,343	684,847
Right-of-use assets, net	563,209	159,685
TOTAL ASSETS	$22,407,506	$22,364,486

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$2,577,707	$3,359,025
Long-term bank loan – current	109,786	230,397
Loan payable from third party	500,000	500,000
Accounts payable	4,442,717	5,390,732
Due to a related party	403,317	—
Advance from customers	2,555,789	1,698,526
Accrued expenses and other liabilities	793,315	801,422
Taxes payable	1,167,758	884,694
Operating lease liabilities – current	205,792	142,076
TOTAL CURRENT LIABILITIES	12,756,181	13,006,872
Long-term bank loans	1,811,476	1,919,974
Operating lease liabilities – non-current	361,763	22,582
TOTAL LIABILITIES	14,929,420	14,949,428

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0000025 par value; 26,785,848 and 24,103,749 shares issued and outstanding	66	60
Share to be issued	1	—
Additional paid-in capital	39,922,538	23,050,345
Statutory reserves	343,077	343,077
Accumulated deficit	(31,969,471)	(15,317,791)
Accumulated other comprehensive loss	(818,125)	(660,633)
TOTAL SHAREHOLDERS’ EQUITY	7,478,086	7,415,058
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,407,506	$22,364,486

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Revenues – third parties	$10,603,305	$9,337,289
Revenues – related party	61,961	480,183
Total revenues	10,665,266	9,817,472
Cost of revenues – third parties	7,255,457	6,533,648
Cost of revenues – related party	41,722	144,628
Total cost of revenues	7,297,179	6,678,276
Gross profit	3,368,087	3,139,196

Operating expenses:
Selling expenses	553,441	899,367
General and administrative expenses	19,435,356	10,330,446
Research and development expenses	206,920	520,479
Total operating expenses	20,195,717	11,750,292
Loss from operations	(16,827,630)	(8,611,096)

Other income (expense):
Interest income	14,127	6,736
Interest expense	(87,511)	(64,246)
Other income, net	68,973	2,051
Total other expense, net	(4,411)	(55,459)

Loss before income taxes	(16,832,041)	(8,666,555)
(Benefit) provision for income taxes	(180,361)	64,686
Net loss	(16,651,680)	(8,731,241)

Comprehensive loss:
Foreign currency translation adjustments	(157,492)	347,485
Comprehensive loss	$(16,809,172)	$(8,383,756)

Loss per share – basic and diluted	$(0.68)	$(0.38)
Weighted average shares outstanding – basic and diluted	24,621,158	23,018,717

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Cash flows from operating activities:
Net loss	$(16,651,680)	$(8,731,241)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	143,137	169,951
Provision for credit losses	2,027,423	30,265
Deferred tax benefit	(394,377)	(191,703)
Amortization of operating lease right-of-use assets	106,613	73,034
Loss from disposal of property, plant and equipment	661	—
Share-based compensation	13,872,200	8,800,000
Fair value change in marketable securities	825	—
Changes in operating assets and liabilities:
Accounts receivable	(3,474,539)	(1,375,962)
Accounts receivable – related party	451,116	(938,394)
Notes receivable	87,789	249,223
Inventories	476,977	211,917
Prepayments and other assets	(105,905)	(98,286)
Advance to vendors	227,615	(195,164)
Accounts payable	(1,041,866)	467,452
Accrued expenses and other liabilities	(27,048)	645,080
Advance from customers	796,926	591,122
Taxes payable	254,819	(157,026)
Operating lease liabilities	(107,383)	(73,671)
Net cash used in operating activities	(3,356,697)	(523,403)

Cash flows from investing activities:
Additions to property, plant, and equipment	—	(93,665)
Additions to intangible assets	—	(5,236)
Short-term investment	(56,155)	—
Net cash used in investing activities	(56,155)	(98,901)

Cash flows from financing activities:
Advances from related parties	762,924	261,158
Loan (repayment to) proceeds from third-party	(500,000)	500,000
Private placement	3,000,000	—
Repayments of bank acceptance notes payable	—	(550,559)
Proceeds from short-term bank loans	1,748,659	5,403,440
Repayment of short-term bank loans	(2,622,989)	(7,995,277)
Proceeds from long-term bank loans	—	2,412,000
Repayment of long-term bank loans	(132,320)	(74,088)
Net cash provided by (used in) financing activities	2,256,274	(43,326)

Effect of exchange rate changes on cash and restricted cash	5,365	378,523
Net decrease in cash and restricted cash	(1,151,213)	(287,107)
Cash and restricted cash at beginning of period	4,728,898	3,323,126
Cash and restricted cash at end of period	$3,577,685	$3,036,019

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